BB

PROCESSED MAR 25 2004 THOMSON FINANCIAL

SE 04004185 COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Howell 646-822-1402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. FEB 27 2004 615

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Howell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Jenny Tam
Notary Public
State of NY
County of NY
No 31-5029041
Expires June 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SIGNATURE SECURITIES GROUP CORPORATION

(A Wholly Owned Subsidiary of
Hapoalim U.S.A. Holding Company, Inc.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Hapoalim U.S.A. Holding Company, Inc., as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 10, 2004

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of
Hapoalim U.S.A. Holding Company, Inc.)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents ($85,635 with affiliate)	$	2,394,372
Premises and equipment, net		79,267
Due from affiliate		139,822
Receivable from broker-dealers		262,547
Other assets		280,254
Total assets	$	3,156,262
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable	$	640,623
Due to affiliate		290,112
Total liabilities		930,735
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		9,783,099
Accumulated deficit		(7,557,632)
Total stockholder's equity		2,225,527
Total liabilities and stockholder's equity	$	3,156,262

See accompanying notes to statement of financial condition.

(1) Organization

Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Hapoalim U.S.A. Holding Company, Inc. (the Parent Company), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions, and investment advisory services.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and short-term investments with original maturities of 90 days or less.

Cash and cash equivalents at December 31, 2003 primarily consisted of Fidelity U.S. Government money market funds of $2.3 million.

(c) Securities and Securities Transactions

Securities owned are valued at market value.

Securities transactions are recorded on a trade-date basis.

(d) Income Taxes

The Parent Company files consolidated Federal, New York State and New York City income tax returns. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company has entered into a tax allocation agreement with its Parent Company, whereby the Company has agreed to pay its share of the overall consolidated Parent Company taxes based on an allocation of the relative portion of taxable assets or income, whichever is applicable, that the Company is contributing to the Parent Company.

(Continued)

(e) *Use of Estimates*

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,680,009, which was $1,430,009 in excess of required net capital of $250,000.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(4) Incentive Savings Plan

The Company, with its affiliate, Signature Bank, has a 401(k) program under which employees may make personal contributions of up to 25% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and Signature Bank.

(5) Income Taxes

The Company is included in the consolidated Federal, New York State, and New York City tax returns filed by the Parent Company. Additionally, the Company files other state and local returns on a separate basis. The Company has entered into a tax allocation agreement with the Parent Company and Signature Bank.

Deferred income taxes at December 31, 2003 consists of timing differences between the recognition for financial reporting purposes and deferral of recognition for tax reporting purposes of organizational expenses as well as net operating loss carryforwards.

Deferred tax assets:		
Net operating loss carryforward	$	1,942,303
Start-up costs		216,635
		2,158,938
Less valuation allowance		2,158,938
Net deferred tax asset	$	—

(Continued)

The effective Federal income tax rate differs from the expected rate of 35% primarily because of the effect of state and local taxes, as well as the valuation allowance.

In accordance with the tax allocation agreement, the Company did not record a tax benefit of approximately $0.8 million relating to its current year losses and other New York City tax savings since the Company would not be able to realize such tax benefits on a stand-alone basis.

The Company has provided a valuation allowance for the deferred tax asset as of December 31, 2003, as management cannot be reasonably certain that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income that have already been recognized for financial reporting purposes.

(6) Related Party Transactions

The Company acts as agent for and consultant to Signature Bank on the purchase, assembly, and sale of Small Business Administration loans and pools. The Company is compensated for these services at arm's length fees.

(7) Financial Transactions

The Company's client activities involve the execution and settlement of various client securities transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trades may expose the Company to off-balance-sheet credit and market risk in the event that the client is unable to fulfill its contracted obligations.

As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors
Signature Securities Group Corporation:

In planning and performing our audit of the statement of financial condition of Signature Securities Group Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of a statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 10, 2004